UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 28, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liberty Property Trust – File No. 001-13130
Liberty Property Limited Partnership – File No. 001-13132

CF#31383
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   Liberty Property Trust and Liberty Property Limited Partnership submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 31, 2014.

   Based on representations by Liberty Property Trust and Liberty Property Limited Partnership submitted that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

      Exhibit 10.1   through July 31, 2019
      Exhibit 10.2   through July 31, 2019
      Exhibit 10.3   through July 31, 2019

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Brent J. Fields
      Secretary